[CENTRAL VIRGINIA BANKSHARES LETTERHEAD]

May 15, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:         Central Virginia Bankshares, Inc.
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-157603)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Central Virginia Bankshares, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-157603) together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement was originally filed on February 27, 2009 to register a warrant to purchase shares of the Company’s common stock and the underlying shares for resale by selling securityholders.  The Registration Statement was declared effective on March 23, 2009, and no securities have been sold pursuant to the Registration Statement.  On April 25, 2012, the Company announced its intention to delist from the Nasdaq Capital Market, effective May 14, 2012, to file a Form 15 with the Commission to deregister its common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by the Jumpstart Our Business Startups Act, and thereafter to suspend its reporting obligations under the Exchange Act.  As a result of the Company’s delisting from the Nasdaq Capital Market, the Company no longer meets the transaction requirements of General Instruction I.B for eligibility to use Form S-3.  In addition, the Company believes that it no longer has a contractual obligation to the selling securityholders to maintain the Registration Statement’s effectiveness.  The Company is therefore withdrawing the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

Your assistance in this matter is greatly appreciated.  Please forward copies of the order consenting to the withdrawal of the Registration Statement to Charles W. Kemp at Williams

Mullen, 200 South 10th Street, Richmond, Virginia 23219, via facsimile at (804) 420-6507.  If you have questions or require additional information, please do not hesitate to contact Mr. Kemp at (804) 420-6929.

Very truly yours,

CENTRAL VIRGINIA BANKSHARES, INC.

By:	/s/ Robert B. Eastep
Robert B. Eastep
Senior Vice President and
Chief Financial Officer